

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Robert McAllister
Principal Executive Officer
Enertopia Corp.
1873 Spall Rd. #7
Kelowna, British Columbia
Canada, V1Y4R2

> **Re: Enertopia Corp.**
> **Form 10-K for the Fiscal Year ended August 31, 2023**
> **Filed November 29, 2023**
> **File No. 000-51866**

Dear Robert McAllister:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended August 31, 2023

Mineral Property, page 6

1. We note your disclosures on pages 4 and 6, indicating that your focus on building shareholder value involves your Nevada Lithium claims, and that you completed a drill program in June 2022 and a second phase drill program in April 2023. We see that you have utilized Form 8-K to provide various updates, including sampling results, pertaining to your exploration activities, and have recently obtained and posted a 43-101 technical report on your website. We also note that your exploration expenses during your most recently completed fiscal year represented about 38% of total expenses.

    Based on the forgoing, it appears that your mining operations are material to your business, considering the guidance in Item 1301(c) of Regulation S-K, and that you would therefore need to comply with Subpart 1300 of Regulation S-K, applicable pursuant to Item 2 of Form 10-K and Instruction 3 to Item 102 of Regulation S-K.

Please amend your filing to provide the information required by Items 1303, 1304, and 1305 of Regulation S-K, including exploration results and exploration activity associated with your various drill programs, to the extent applicable and material to investors, consistent with paragraph (g)(4) to Item 1304.

Please understand that while a technical report summary is not required for exploration results, the required information must be based on and accurately reflect information and supporting documentation prepared by a qualified person, consistent with the guidance in Item 1302(a)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation